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SEC FILE NUMBER
8-70027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fortress Private Ledger LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3110 Edwards Mill Rd, Ste 200
(No. and Street)

Raleigh	NC	27612
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R Carter	813-442-1645	ana.carter@emailfpl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren and Company, CPAs
(Name – if individual, state last, first, and middle name)

505 N Mur-Len Rd	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Joseph Grabar_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Fortress Private Ledger LLC_____, as of __12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Joe Grabar*
Joe Grabar (Mar 31, 2026 13:04:32 EDT)

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

2025 FPL Oath & Affirmation

Final Audit Report   2026-03-31

Created:	2026-03-31
By:	Ana Carter (ana@cartanaconsulting.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAWtkfBEmQIVp1TkXwQ7w1v0_dSr611z4r

"2025 FPL Oath & Affirmation" History

🗎 Document created by Ana Carter (ana@cartanaconsulting.com)
2026-03-31 - 4:40:33 PM GMT- IP address: 75.42.40.154

✉ Document emailed to Joe Grabar (joe.grabar@fortressfp.com) for signature
2026-03-31 - 4:40:37 PM GMT

🗎 Email viewed by Joe Grabar (joe.grabar@fortressfp.com)
2026-03-31 - 5:03:56 PM GMT- IP address: 107.15.146.48

✒ Document e-signed by Joe Grabar (joe.grabar@fortressfp.com)
Signature Date: 2026-03-31 - 5:04:32 PM GMT - Time Source: server- IP address: 107.15.146.48

✅ Agreement completed.
2026-03-31 - 5:04:32 PM GMT

FORTRESS PRIVATE LEDGER, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2025

TABLE OF CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Fortress Private Ledger, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fortress Private Ledger, LLC as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fortress Private Ledger, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fortress Private Ledger, LLC's management. Our responsibility is to express an opinion on Fortress Private Ledger, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fortress Private Ledger, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirement for Broker and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 and Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Fortress Private Ledger, LLC's financial statements. The supplemental information is the responsibility of Fortress Private Ledger, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirement for Broker and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 and Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Fortress Private Ledger, LLC's auditor since 2018.

Olathe, Kansas
March 30, 2026

FORTRESS PRIVATE LEDGER, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

<u>ASSETS</u>
Current assets:

Cash	$	694,395
Receivables from Clearing Firm		139,156
Receivables from Clients		935,208
Prepaid expenses & Deposits		57,138
Total current assets		1,825,897

Other assets:
Employee advances		96,151
Fixed Assets (net of accumulated depreciation)		-
Total other assets		96,151

TOTAL ASSETS	$	1,922,048

<u>LIABILITIES AND MEMBERS' EQUITY</u>
Current liabilities:

Accounts payable and accrued expenses	$	68,129
Advisor compensation payable		1,173,978
Total current liabilities		1,242,107

Members' equity		679,941

TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,922,048

See notes to financial statements.

FORTRESS PRIVATE LEDGER, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2025

REVENUES:

Advisory fees	$	4,096,875
Variable insurance		1,079,852
Mark-up income		86,927
Mutual funds		176,894
Private placements		306,123
Other income		278,235
Total revenues		6,024,906

EXPENSES:

Compensation expenses		5,061,088
Clearing expenses		6,023
Technology		164,952
Regulatory fees and expenses		35,784
Occupancy and equipment expenses		33,687
Professional fees		230,158
Travel expenses		13,576
Write offs		351,505
Other operating expenses		26,801
Total expenses		5,923,574

NET INCOME	$	101,332

See notes to financial statements.

4

FORTRESS PRIVATE LEDGER, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2025

	Contributed Capital	Retained Earnings (Accumulated Deficit)	Total Members' Equity
Balances, January 1, 2025	$ 50,964	$ 527,645	$ 578,609
Contributed capital	-	-	-
Distributed capital	-	-	-
Net income (loss)	-	101,332	101,332
Balances, December 31, 2025	$ 50,964	$ 628,977	$ 679,941

.

See notes to financial statements.

FORTRESS PRIVATE LEDGER, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	101,332
Adjustments to reconcile net income (loss) to net		
cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivables from clearing firm		(9,881)
Employee receivables		(34,247)
Other receivables		80,403
Prepaid expenses and deposits		(11,655)
Accounts payable and accrued expenses		9,990
Advisor compensation payable		(23,701)
Net cash provided by operating activities		112,241
NET CHANGE IN CASH		112,241
CASH, beginning of year		582,154
CASH, end of year	$	694,395

See notes to financial statements.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

Nature of Operations

Fortress Private Ledger, LLC ("FPL" or "the Company"), is engaged in the securities and investment brokerage business. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor and a member of the Securities Investor Protection Corporation ("SIPC").

FPL is a single member North Carolina limited liability company.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits. As of December 31, 2025, the cash on deposit exceeded the FDIC insured limit by $444,395.

Recognition of Revenues

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment advisory fees, investment brokerage fees, and mutual fund and 12b1 fees.

The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are earned and calculated daily as the Company provides the contracted services and are generally assessed based on the market value of assets under management (AUM) at month-end. The fees are paid out monthly.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Customer Accounts

The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions for client assets held at the clearing firm are executed and cleared on behalf of the Company by Interactive Brokers LLC ("IB") on a fully disclosed basis. The Company's agreement with IB provides that as clearing broker, IB will make and keep such records of transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to IB. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Certain client assets are held away from IB (i.e. investments in variable insurance products, mutual funds, etc.). All customer funds are promptly transmitted directly to the carrier. The Company does not accept any physical securities.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Member's tax returns. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2022 - 2025.

Prepaid Expenses

As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

At December 31, 2025, the Company also had prepaid technology and a prepaid insurance asset.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Note B - Related Party Transactions

The Company has entered into an expense sharing agreement with an affiliate through common ownership for rent and utilities expenditures paid by the affiliate commensurate with its operations. The overall expenses recorded for the year are detailed as follows:

Rent & utilities	$	32,761
Professional services		35,850
	$	68,611

Note C - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2025, the Company had Net Capital of $386,371 which was $303,563 in excess of its required Net Capital of $82,807. The Company's ratio of aggregate indebtedness to Net Capital was 321.48% at December 31, 2025.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Note D - Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment advisory, mutual funds, insurance and financial planning businesses. The Company has identified its Managing Principal as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note C), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note E - Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

Supplemental Schedules

Fortress Private Ledger, LLC

Schedule I - Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2025

COMPUTATION OF NET CAPITAL

Total member's equity	$	679,941
Deductions:		
Non-allowable assets:		
Accounts receivable (net of commissions payable)		236,432
Other assets		57,138
Net capital before haircuts		293,570
Haircuts:		
Total haircuts		-
NET CAPITAL	$	386,371

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		1,242,107
Total aggregate indebtedness	$	1,242,107

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	82,807
Excess net capital	$	303,563
Ratio of aggregate indebtedness to net capital		321.48%

There were no material differences between the preceding computation and the Company's corresponding net capital as reported in the Company's Part IIA Form X-17A-5 FOCUS report, as amended, as of December 31, 2025.

Fortress Private Ledger, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and does not hold customers' monies or securities.

Fortress Private Ledger, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule and does not hold customers' monies or securities.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Fortress Private Ledger, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Fortress Private Ledger, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Fortress Private Ledger, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the Customer Protection Rule) and (2) Fortress Private Ledger, LLC stated that Fortress Private Ledger, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Fortress Private Ledger, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fortress Private Ledger, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas
March 30, 2026

FORTRESS PRIVATE LEDGER, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2025

Fortress Private Ledger, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2025 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _Joe Grabar_
Joe Grabar (Mar 31, 2026 13:05:42 EDT)

Title: Chief Compliance Officer

Date: 03/31/26

2025 FPL Exemption Report

Final Audit Report   2026-03-31

Created:	2026-03-31
By:	Ana Carter (ana@cartanaconsulting.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAgy79qqTo3z_shI17734nhKSZNdI6u7_d

"2025 FPL Exemption Report" History

Document created by Ana Carter (ana@cartanaconsulting.com)
2026-03-31 - 4:37:53 PM GMT- IP address: 75.42.40.154

Document emailed to Joe Grabar (joe.grabar@fortressfp.com) for signature
2026-03-31 - 4:37:57 PM GMT

Email viewed by Joe Grabar (joe.grabar@fortressfp.com)
2026-03-31 - 5:04:41 PM GMT- IP address: 107.15.146.48

Document e-signed by Joe Grabar (joe.grabar@fortressfp.com)
Signature Date: 2026-03-31 - 5:05:42 PM GMT - Time Source: server- IP address: 107.15.146.48

Agreement completed.
2026-03-31 - 5:05:42 PM GMT